UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity    Metal Storm Limited
ABN  99 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the
Corporations Act.

Name of director David Smith
Date of last notice
Date that director ceased to be director 28 – April – 2006

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

625,000 unlisted options to subscribe for ordinary shares at an exercise price of $0.40 per share on or before 30 June 2011.

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest

Number & class of securities          N/A

Part 3 – Director’s interests in contracts

Detail of contract None
Nature of interest      N/A
Name of registered holder N/A
(if issued securities)

No. and class of securities to which interest relates N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 5, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary